16006417

SE

RECEIVED
FEB 29 2016
DIVISION OF TRADING & MARKETS

UNITED STATES
AND EXCHANGE COMMISSION
ashington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53389

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Burnham & Flower Financial, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

315 South Kalamazoo Mall
(No. and Street)

Kalamazoo	MI	49007
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amber Howes 269-341-4835
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC
(Name – *if individual, state last, first, middle name*)

1111 Michigan Ave.	East Lansing	MI	48823
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Amber Howes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Burnham & Flower Financial, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Vice President

Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Burnham & Flower Financial, Inc.

FINANCIAL STATEMENTS

Year ended December 31, 2015

CONTENTS

plante moran

Plante & Moran, PLLC
Suite 100
1111 Michigan Ave.
East Lansing, MI 48823
Tel: 517.332.6200
Fax: 517.332.8502
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Burnham & Flower Financial, Inc.

We have audited the accompanying statement of financial condition of Burnham & Flower Financial, Inc. (a Michigan corporation) (the "Company") as of December 31, 2015 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Burnham & Flower Financial, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Burnham & Flower Financial, Inc. as of December 31, 2015 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Burnham & Flower Financial, Inc.'s financial statements. The supplemental information is the responsibility of Burnham & Flower Financial, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

East Lansing, Michigan
February 22, 2016

Burnham & Flower Financial, Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS	
Cash	$ 27,510
Commissions receivable	4,515
Prepaid items	7,852
TOTAL ASSETS	$ 39,877
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES:	
Commissions payable	$ 939
Accounts payable	$ 4,500
TOTAL LIABILITIES	$ 5,439
STOCKHOLDERS' EQUITY:	
Common stock (no par value, 60,000 shares authorized, 6,000 shares issued and outstanding)	6,000
Retained earnings	28,438
Total stockholders' equity	34,438
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 39,877

See accompanying notes

Burnham & Flower Financial, Inc.

STATEMENT OF INCOME

Year ended December 31, 2015

REVENUES:	
Commission income	$ 486,617
EXPENSES:	
Commission expense	25,736
Regulatory fees	5,873
Insurance	5,526
Legal and accounting	11,100
Dues and subscriptions	3,726
Education and other expenses	959
Total expenses	52,920
NET INCOME	$ 433,697

See accompanying notes

Burnham & Flower Financial, Inc.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year ended December 31, 2015

	Common stock		*Retained*	*Total stockholders'*
	Shares	*Amount*	*earnings*	*equity*
Balance, January 1, 2015	6,000	6,000	35,741	41,741
Net income	-	-	433,697	433,697
Distributions	-	-	(441,000)	(441,000)
Balance, December 31, 2015	6,000	$ 6,000	$ 28,438	$ 34,438

See accompanying notes

Burnham & Flower Financial, Inc.
STATEMENT OF CASH FLOWS
Year ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:	
Commissions and other receipts	$ 489,728
Payments to vendors and suppliers	(49,586)
Net cash provided by operating activities	440,142
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to stockholders	(441,000)
NET DECREASE IN CASH	(858)
CASH - BEGINNING	28,368
CASH - ENDING	$ 27,510

Reconciliation of net income to net cash provided by operating activities:	
Net income	$ 433,697
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease (Increase):	
Commissions receivable	3,110
Prepaid expenses and deposits	(179)
Increase (Decrease):	
Accounts Payable	4,500
Commissions payable	(986)
Net cash provided by operating activities	$ 440,142

See accompanying notes

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of Burnham & Flower Financial, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America (hereinafter referred to as generally accepted accounting principles) and have been consistently applied in the preparation of the financial statements.

Organization and nature of operations:
The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Michigan corporation and is a member of a group of entities under common control. The Company receives a significant portion of commission revenue from a revenue sharing arrangement with Harbour Investments, Inc.

Basis of presentation:
These financial statements include all accounts of the Company. The Company is engaged in a single line of business as a broker-dealer.

Commissions:
Commissions and related expenses are recorded on a trade-date basis as securities transactions occur.

Income taxes:
There is no provision for federal income taxes because the Company has made a valid election under Section 1372(a) of the Internal Revenue Code as an S Corporation, whereby corporate income is taxed to its stockholders. Based on a change in state law in May 2011, the Company is not liable for state income taxes after December 31, 2011.

As of December 31, 2015, the Company and its affiliates' federal returns remain open for the last four years, while the state tax returns remain open for the last four years.

As of December 31, 2015, the Company has no significant uncertain tax positions.

Subsequent events:
Management has evaluated subsequent events through February 22, 2016, the date the financial statements were issued.

Use of estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - RELATED PARTY TRANSACTIONS AND ECONOMIC DEPENDENCE

The Company's share of certain common general and administrative costs, such as occupancy and personnel support, is borne by other members of the controlled group. Currently, there is no intention to charge such costs to the Company.

Nearly all of the Company's commission revenue is derived from referrals of customers of its related entities, Burnham & Flower Group, Inc. and subsidiaries. The related entities are general insurance agents, providing commercial, personal property and liability, and employee benefit coverage principally to local units of government in Michigan, Indiana, Illinois, and Ohio.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $22,071, which was $17,071 in excess of its required net capital of $5,000. The Company's net capital ratio was .24 to 1. Net capital, as disclosed above, did not differ from the amount shown in Part II of Form X-17A-5.

NOTE 4 - ANTICIPATED CAPITAL DISTRIBUTIONS

The Company expects to make capital distributions from retained earnings before June 30, 2016, of $8,000.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL	
Total stockholders' equity qualified for net capital	$ 34,438
Deductions and/or charges:	
Non-allowable assets:	
Commissions receivable	(4,515)
Prepaid expenses	(7,852)
Net capital	$ 22,071
AGGREGATE INDEBTEDNESS	
Accounts payable	$ 4,500
Commissions payable	$ 939
	$ 5,439
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum capital required (6-2/3% of aggregate indebtedness)	$ 363
Excess net capital (Net capital, less minimum dollar net capital requirement of $5,000)	$ 17,071
Excess net capital at 1,000 percent (Net capital, less 10% of aggregate indebtedness)	$ 21,527
Ratio: Aggregate indebtedness to net capital	0.24 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2015.

The Company has not made an election to compute the alternative net capital requirement.

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from SEC Rule 15c3-3 under section (k)(1), and therefore, has not presented the Computation for Determination of Reserve Requirements and Information for Possession or Control Requirements.

Burnham & Flower Financial, Inc.

315 South Kalamazoo Mall
Kalamazoo, MI 49007-4806
Tel: 269.341.48353, 800.748.0554
Fax: 269.276.4061

Burnham & Flower Financial, Inc.'s Exemption Report

Burnham & Flower Financial, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(1)

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Burnham & Flower Financial, Inc.

I, Brian J. Ackerman, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Secretary/Treasurer and FINOP
February 22, 2016

plante moran

Plante & Moran, PLLC
Suite 100
1111 Michigan Ave.
East Lansing, MI 48823
Tel: 517.332.6200
Fax: 517.332.8502
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Burnham & Flower Financial, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Burnham & Flower Financial, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Burnham & Flower Financial, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provisions") and (2) Burnham & Flower Financial, Inc. stated that Burnham & Flower Financial, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Burnham & Flower Financial, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Burnham & Flower Financial, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Plante & Moran, PLLC

East Lansing, Michigan
February 22, 2016

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

Check appropriate boxes.
☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
(ii) its business as a broker-dealer is expected to consist exclusively of:
☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☒ (II) the sale of variable annuities;
☒ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).
x [signature] / VP 1-14-15
Authorized Signature/Title Date

SIPC-3 2015

8-

8-053389 FINRA DEC 1/4/2002
BURNHAM & FLOWER FINANCIAL INC
315 S KALAMAZOO MALL
KALAMAZOO, MI 49007-4806

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Form SIPC-3 FY 2015_

Mailed 1-14-15

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2015** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:
☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☒ (II) the sale of variable annuities;
☒ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Burnham & Flower Financial, Inc.

315 South Kalamazoo Mall
Kalamazoo, MI 49007-4806
Tel: 269.341.48353, 800.748.0554
Fax: 269.276.4061

February 26, 2016

SEC
100 F Street, NE
Washington, DC 20549

SEC
Mail Processing
Section
FEB 29 2016
Washington DC
413

Re: 2015 Annual Audit
CRD# 114006
SEC File #53389

To Whom It May Concern:

The December 31, 2015 audit for Burnham & Flower Financial, Inc. is attached and includes all required documents.

With regards to SEA Rule 17a-5(e)(4):

- A copy of our 2015 SIPC-3 is attached claiming exclusion from membership based on Burnham & Flower Financial, Inc.'s business consisting of (I) the distribution of shares of registered open end investment companies or unit investment trusts, (II) the sale of variable annuities, and (III) the business of insurance.
- The SIPC Exclusion Agreed Upon Procedures (AUP) report (e)(4) is not included with this filing as our revenues were below the $500,000 requirement.

Any questions regarding the firm's annual audit may be directed to me at 269-341-4835.

Sincerely,

Amber S. Howes
Vice President